UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 19)*


                               The Clorox Company
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
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                         (Title of Class of Securities)

                                   189054 10 9
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                                 (CUSIP Number)

                             William A. Groll, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                City Place House
                              55 Basinghall Street
                                 London EC2V 5EH
                                 44-207 614 2200


-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  July 16, 2003
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 189054 10 9
                                  SCHEDULE 13D

   1        NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            HC Investments, Inc.

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  |_|
                                                                       (b)  |_|

    3       SEC USE ONLY

    4       SOURCE OF FUNDS*

            AF, WC

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

       NUMBER OF              7        SOLE VOTING POWER
        SHARES                         None
      BENEFICIALLY
        OWNED BY              8        SHARED VOTING POWER
     EACH REPORTING                    62,845,700
         PERSON
          WITH                9        SOLE DISPOSITIVE POWER
                                       None

                              10       SHARED DISPOSITIVE POWER
                                       62,845,700

      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            62,845,700

      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*

      13    PERCENT OF CLASS REP ESENTED BY AMOUNT IN ROW (11)

            29.4%

      14    TYPE OF REPORTING PERSON*

            CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 189054 10 9
                                  SCHEDULE 13D

    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Henkel KGaA

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  |_|
                                                                       (b)  |_|

    3       SEC USE ONLY

    4       SOURCE OF FUNDS*

            AF, WC

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Germany

       NUMBER OF              7        SOLE VOTING POWER
        SHARES                         None
      BENEFICIALLY
        OWNED BY              8        SHARED VOTING POWER
     EACH REPORTING                    62,845,700
         PERSON
          WITH                9        SOLE DISPOSITIVE POWER
                                       None

                              10       SHARED DISPOSITIVE POWER
                                       62,845,700

      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            62,845,700

      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*

      13    PERCENT OF CLASS REP ESENTED BY AMOUNT IN ROW (11)

            29.4%

      14    TYPE OF REPORTING PERSON*

            CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                  This Amendment No. 19 (this "Amendment") amends and supplements the Schedule 13D filed on August 14, 1974, as previously amended (the "Schedule 13D"), initially of Henkel Corporation (as successor by merger to Henkel Inc.), with respect to the Common Stock, par value $1.00 per share ("Common Stock"), of The Clorox Company ("Clorox" or the "Company"). Since none of the prior amendments were required to be (nor were they) filed electronically, this Amendment restates the text of the Schedule 13D in its entirety as amended hereby, as required by Rule 101(a)(2)(ii) of Regulation S-T.

Item 1.           Security and Issuer.

                  The security to which this statement relates is the Common Stock of Clorox. The principal executive offices of the Company are located at 1221 Broadway, Oakland, California 94612.

Item 2.           Identity and Background.

                  The Schedule 13D is filed by Henkel KGaA ("KGaA") and HC Investments, Inc. ("HCI").

                  KGaA is a Kommanditgesellschaft auf Aktien organized under the laws of Germany. Its principal executive offices are located at 67 Henkelstra(beta)e, 40589 Dusseldorf, Germany. (KGaA is sometimes referred to herein, collectively with its affiliates, as "Henkel" or the "Henkel Group"). The Henkel Group is a worldwide organization engaged in the consumer goods business, manufacturing and selling household products, cosmetics and toiletries, adhesives, sealants and surfactants and other chemical and other products for home and industrial use.

                  HCI is a Delaware corporation. Its principal executive offices are located at 1105 North Market Street, Suite 1300, Wilmington, Delaware 19801. HCI is a holding company that was established to hold certain U.S. investments of Henkel.

                  The names, addresses, occupations and citizenship of the executive officers, directors and controlling persons of KGaA and HCI are set forth on Annex I hereto. None of KGaA, HCI or, to the best knowledge of KGaA and HCI, any of the persons listed on Annex I hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  All of the outstanding stock of HCI is owned by Henkel Corporation (the successor to the original filing person of the Schedule). Henkel Corporation is a Delaware corporation. Its principal executive offices are located at 2200 Renaissance Boulevard, Gulph Mills, Pennsylvania 19406. Henkel Corporation is engaged primarily in the manufacture and sale within the United States of consumer goods, household products, adhesives and sealants for commercial and industrial use, and metal surface treatments, chemical and other products for commercial and industrial use. All of the outstanding common stock of Henkel Corporation is owned by Henkel of America, Inc., a Delaware corporation, and all of the outstanding preferred stock of Henkel Corporation is owned by KGaA. Its principal executive offices are located at 2200 Renaissance Boulevard, Gulph Mills, Pennsylvania 19406. Henkel of America, Inc. is a holding company. All of the outstanding stock of Henkel of America, Inc. is owned by KGaA.

Item 3.           Source and Amount of Funds or Other Consideration.

                  The shares of Common Stock currently held by HCI were acquired by Henkel over many years, beginning in 1974, through a series of open market purchases and private transactions with the Company, including the conversion of a convertible note issued by the Company, and as a result of stock splits issued by the Company. Most of Henkel's purchases occurred in the 1970s and 1980s, initially by Henkel Inc. and thereafter by its successor by merger Henkel Corporation. HCI was organized to hold certain of Henkel's investments in the United States, including those previously held by Henkel Corporation. Prior to 1990, Henkel Corporation's holdings of Common Stock were contributed to HCI as a capital contribution. Since then, all transactions in the Common Stock have been effected by HCI. Most recently, 1,133,300 shares of Common Stock were acquired in open market purchases in December 1999. In the aggregate, over the nearly thirty-year span, Henkel has spent approximately $205 million in acquiring the shares of Common Stock currently held by HCI

                  All of the funds that have been used by HCI (and, previously, by Henkel Corporation and Henkel Inc.) to purchase shares of Common Stock have been obtained from its working capital, derived from dividends and other investment income, and from advances and capital contributions from KGaA and Henkel of America, Inc. (which has in turn obtained such funds as capital contributions from KGaA). KGaA has obtained all such funds from its general corporate resources.

Item 4.           Purpose of Transaction.

                  Henkel acquired its investment in Common Stock in order to be a long-term significant minority investor in the Company as one element of a long-term cooperative arrangement between KGaA and Clorox, that began in 1974, providing, among other things, for certain product research, development and licensing agreements between the parties.

                  Clorox and KGaA are parties to a number of letter agreements governing the terms of this long-term investment, including (a) an agreement dated July 31, 1974 (the "1974 Agreement"), (b) an agreement dated December 12, 1977/January 23, 1978 (the "1978 Agreement"), (c) an agreement dated June 18, 1981 (the "1981 Agreement"), (d) an agreement dated July 16, 1986 (the "1986 Agreement") and (e) an agreement dated March 18, 1987 (the "1987 Agreement" and, together with the 1974 Agreement, the 1978 Agreement, the 1981 Agreement and the 1986 Agreement, the "Agreements"). Copies of the Agreements have been filed as Exhibits to the Schedule 13D. Certain of the provisions of the Agreements are summarized in this Amendment for the sole purpose of providing a restatement of the Schedule 13D, as required by Rule 101(a)(2)(ii) of Regulations S-T. The following description of various of the terms of the Agreements is qualified in its entirety by reference to the actual Agreements.

                  Pursuant to the Agreements, Henkel acknowledged its intention to keep its ownership level in Clorox at or below 30%, and has agreed generally not to effect a private sale of any shares of Common Stock or to purchase shares if such purchase would result in its owning more than 30% of the outstanding shares, unless Henkel has advised Clorox that it is considering such a transaction and given Clorox a reasonable opportunity to comment and, if Clorox so desires, to make a presentation to Henkel concerning the merits of any such transaction. Henkel retains the ultimate right to effect any such proposed transaction in its sole discretion based on the interests of its shareholders.

                  Pursuant to the Agreements, Clorox agreed generally to keep Henkel advised with respect to proposed transactions or matters of corporate policy that would materially affect the relationship between Henkel and Clorox and not to undertake any such transaction or implement any such policy unless Henkel had been given a reasonable opportunity to comment and, if Henkel so desires, to make a presentation to Clorox or its board of directors. Clorox retains the ultimate right to proceed with any such transaction in the sole discretion of its board of directors based on the interests of Clorox's shareholders generally.

                  Pursuant to the Agreements, as long as Henkel owns 5% or more of the Common Stock outstanding, Clorox agreed to cause to be nominated and elected to its board such number of persons designated by Henkel as would provide Henkel the representation it could obtain utilizing cumulative voting, if it were applicable to Clorox. Clorox also agreed that Henkel would have appropriate representation on committees of the Clorox board. In accordance with these provisions of the Agreements, Mr. Christoph Henkel, Dr. Klaus Morwind and Mr. Michael E. Shannon currently serve on Clorox's board. Pursuant to the Agreements, as long as Henkel owns at least 10% of the outstanding Common Stock, Clorox will call a special shareholders' meeting upon Henkel's request.

                 Pursuant to the Agreements, Clorox also agreed to grant Henkel at least two demand registration rights and unlimited "piggyback" registration rights in connection with proposed registered sales of shares by Henkel.

                  In connection with its consideration of a repurchase of shares of Common Stock, Clorox determined that it did not desire to have its repurchases result in Henkel's overall ownership percentage becoming greater than 30%. Accordingly, Clorox requested that Henkel agree to sell shares of Common Stock back to Clorox as part of the repurchase program. On July 16, 2003, Clorox and HCI entered into a Share Repurchase Agreement (the "Share Repurchase Agreement") providing the terms and conditions of Henkel's participation in Clorox's repurchase program. The Share Repurchase Agreement is attached as
Exhibit 13 hereto and is incorporated herein by reference. The summary contained in this Amendment of certain provisions of the Share Repurchase Agreement is not intended to be complete and is qualified in its entirety by reference to the Share Repurchase Agreement.

                  The Share Repurchase Agreement is designed so that HCI will generally maintain its current ownership level in Clorox by participating on a proportionate basis with all other shareholders, selling its pro rata portion of shares back to Clorox at the same general price as all other shareholders have sold their shares during the relevant period, except to the extent that, due to certain issuances by Clorox, such sales would result in a diminution in HCI's ownership interest in Clorox.

                  Specifically, pursuant to the Share Repurchase Agreement, Clorox will purchase from HCI shares of Common Stock on each of December 15, 2003, June 15, 2004, December 15, 2004 and June 15, 2005. The purchases will be of Common Stock having an aggregate value of up to the following amounts: $50 million on each of December 15, 2003 and June 15, 2004; and $65 million on each of December 15, 2005 and June 15, 2005. The number of shares to be sold, and the price per share, will be determined based upon the repurchases Clorox is able to make in the market from holders other than Henkel during the six-month period prior to the seventh business day before the applicable purchase from Henkel (from July 16, 2003 to the date eight business days before December 15, 2003, in the case of the first period). The price at which HCI will sell its shares shall be the weighted average price per share paid by Clorox for repurchases during the calculation period between a minimum established by HCI and a maximum established by Clorox. The number of shares to be purchased from HCI at any purchase date will be reduced to the extent that a purchase of the full amount set out above would exceed HCI's proportionate share of Clorox's repurchases during that calculation period (based on the ownership percentage of HCI at the start of the calculation period), and will also be reduced, if Clorox has issued shares during the relevant calculation period (other than pursuant to employee or director compensation plans), to the extent necessary so that the purchase from HCI will not reduce its percentage interest in the Company from what it was at the beginning of the calculation period. To the extent the amounts purchased from HCI are reduced in any particular calculation period as a result of these adjustments, Clorox has the ability to increase the size of its repurchase program for the next period and to purchase from Henkel an amount of Common Stock that is increased from the amount set forth above by the amount of the shortfall, and Clorox is also entitled to increase the amount of its purchases on any purchase date by up to $15 million, in each case as long as Clorox has increased its repurchases from holders other than HCI so that the number of shares purchased from HCI does not exceed its proportionate share based on its ownership level at the start of the calculation period. Pursuant to the Share Repurchase Agreement, however, the purchases from HCI shall not exceed an aggregate of $255 million over the course of the repurchase program.

                  Pursuant to the Share Repurchase Agreement, if Clorox issues shares of Common Stock other than pursuant to employee or director compensation plans during the period from July 16, 2003 through December 15, 2005 (or, if the Share Repurchase Agreement is terminated early, the date six months after the last purchase from HCI) and HCI's ownership interest would be less than 29.4% of the then outstanding Common Stock as a result, HCI has the ability to cancel purchases (and unwind the transactions) with respect to the lesser of the number of shares needed to return HCI to a 29.4% ownership level and the number of shares it sold under the Share Repurchase Agreement.

                  The Share Repurchase Agreement will terminate on January 31, 2006, unless previously terminated. Either party may terminate the agreement on thirty days' notice or if there is a change of control (as defined in the Share Repurchase Agreement) of Clorox. Clorox may also terminate the Share Repurchase Agreement if the Clorox board determines to proceed with a cash acquisition or capital appropriation or expenditure program involving the expenditure of more than $500 million in any twelve-month period.

                  Henkel intends to continue to review its investment in Common Stock from time to time and, depending upon certain factors, including without limitation the financial performance of Clorox, the availability and price of shares of Common Stock on the open market, Henkel's overall relationship with Clorox and other general market and investment conditions, Henkel may determine to acquire through open market purchases or otherwise additional shares of Common Stock, or, based upon such factors, to sell shares of Common Stock, from time to time, in each case to the extent permitted under the Agreements, the Share Repurchase Agreement and applicable law.

                  Except as set forth herein, Henkel has no current plans or proposals that relate to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.

Item 5.           Interest in Securities of the Issuer.

                  (a)-(b) At the date hereof, HCI beneficially owns 62,845,700 shares of Common Stock, representing approximately 29.4% of the 213,747,675 shares of Common Stock represented by the Company in the Share Repurchase Agreement to be outstanding at July 16, 2003. By virtue of its indirect ownership of 100% of HCI, KGaA may be deemed also to beneficially own these shares. HCI and KGaA may be deemed to share the power to vote and the power to dispose of the shares of Common Stock beneficially owned by them.

                  At the date hereof, Mr. Christoph Henkel (Vice Chairman of the Shareholders' Committee and a director of Clorox) is the beneficial owner (with sole voting and dispositive power) of 16,000 shares of Common Stock, 15,000 of which may be acquired upon the exercise of stock options. At the date hereof, Dr. Klaus Morwind (member of the Board of Management of KGaA and a director of Clorox) is the beneficial owner (with sole voting and dispositive power) of 25,200 shares of Common Stock, 25,000 of which may be acquired upon exercise of stock options. Each of KGaA and HCI disclaims beneficial ownership of all shares of Common Stock described in this paragraph, which shares of Common Stock, in the aggregate, constitute less than 0.1% of the number of outstanding shares of Common Stock.

                  At the date hereof, except as stated herein, neither KGaA nor HCI nor, to the best of their knowledge, Henkel of America, Inc., Henkel Corporation or any of the other persons listed on Annex I hereto beneficially owns any shares of Common Stock (other than shares of Common Stock beneficially owned by HCI or KGaA of which one or more of such other persons may be deemed to have beneficial ownership pursuant to Rule 13d-3 of the Exchange Act).

                  (c) No transactions in shares of Common Stock were effected during the past 60 days by KGaA or HCI or, to the best of their knowledge, by Henkel of America, Inc., Henkel Corporation or any of the other persons listed on Annex I hereto.

                  (d) - (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  As described in Item 4 above, KGaA is a party to the Agreements and HCI is a party to the Share Repurchase Agreement, each of which contain certain provisions with respect to the Common Stock.

                  Except as stated herein, neither KGaA nor HCI nor, to the best of their knowledge, Henkel Corporation, Henkel of America, Inc. or any of the other persons listed on Annex I hereto has any contract, arrangement, understanding or relationship with any person with respect to any Clorox securities.

Item 7.           Material to be Filed as Exhibits.

Exhibit 1 1974 Agreement between Henkel and Clorox (previously filed as an Exhibit to Amendment No. 10 to the Schedule 13D)

Exhibit 2 1978 Agreement between Henkel and Clorox (previously filed as an Exhibit to Amendment No. 10 to the Schedule 13D)

Exhibit 3 1981 Agreement between Henkel and Clorox (previously filed as an Exhibit to Amendment No. 10 to the Schedule 13D)

Exhibit 4 Letter of Intent between Henkel and Clorox (previously filed as an Exhibit to Amendment No. 10 to the Schedule
                      13D)

Exhibit 5 Purchase Agreement between Henkel and Clorox (previously filed as an Exhibit to Amendment No. 11 to the Schedule
                      13D)

Exhibit 6 Purchases of shares of Common Stock from September 24, 1981 through March 30, 1984 (previously filed as an Exhibit to Amendment No. 12 to the Schedule 13D)

Exhibit 7 1986 Agreement between Henkel and Clorox (previously filed as an Exhibit to Amendment No. 13 to the Schedule 13D)

Exhibit 8 1987 Agreement between Henkel and Clorox (previously filed as an Exhibit to Amendment No. 14 to the Schedule 13D)

Exhibit 9 Purchases of shares of Common Stock from April 1, 1984 through March 15, 1988 (previously filed as an Exhibit to Amendment No. 15 to the Schedule 13D)

Exhibit 10 Purchases of shares of Common Stock from March 16, 1988 through June 15, 1988 (previously filed as an Exhibit to Amendment No. 16 to the Schedule 13D)

Exhibit 11 Purchases of shares of Common Stock from June 16, 1988 through August 1, 1988 (previously filed as an Exhibit to Amendment No. 17 to the Schedule 13D)

Exhibit 12 Purchases of shares of Common Stock from August 2, 1988 through October 30, 1990 (previously filed as an Exhibit to Amendment No. 18 to the Schedule 13D)

Exhibit 13 Share Repurchase Agreement between HCI and Clorox dated July 16, 2003 (1)


--------------
(1) Portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed with the Securities and Exchange Commission under 17 C.F.R. 200.80(b).

                                    Signature

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  July 17, 2003
                                           Henkel KGaA



                                           By: /s/ Dr. Joachim Jackle
                                               ---------------------------------
                                               Dr. Joachim Jackle
                                               Vice President, Corporate Finance



                                           By: /s/ Andreas Graf von Bernstoff
                                               ---------------------------------
                                               Andreas Graf von Bernstoff
                                               Senior Corporate Counsel


                                           HC Investments, Inc.



                                           By: /s/ James E. Ripka
                                               ---------------------------------
                                               Mr. James E. Ripka
                                               Chairman and President

                                                                         Annex I

                 Officers and Directors of HC Investments, Inc.
                 ----------------------------------------------

         The following table sets forth the name, business address, position with HCI and present principal occupation of each director and executive officer of HCI. Each individual listed below is a citizen of the United States.

                                            Position with HCI and Present
Name and Address                          Principal Occupation or Employment
----------------                          ----------------------------------

Mr. James E. Ripka                Vice President and Treasurer of Henkel
Henkel Corporation                Corporation; Director, Chairman of the Board
The Triad, Suite 200              of Directors and President of HCI
2200 Renaissance Boulevard
Gulph Mills, PA  19406

Mr. Kenneth R. Pina               Senior Vice President, Chief Legal Officer and
Henkel Corporation                Secretary of Henkel Corporation; Secretary of
The Triad, Suite 200              HCI
2200 Renaissance Boulevard
Gulph Mills, PA  19406

Mr. Brian Friend                  Director of Tax of Henkel Corporation;
Henkel Corporation                Director and Vice President, Tax of HCI
The Triad, Suite 200
2200 Renaissance Boulevard
Gulph Mills, PA  19406


Mr. Larry Stephenson              Manager, Tax Planning of Henkel Corporation;
Henkel Corporation                Director and Vice President, Finance of HCI
The Triad, Suite 200
2200 Renaissance Boulevard
Gulph Mills, PA  19406

Mr. Daniel J. Corcoran            Manager, Pension Investments and Trust
Henkel Corporation                Administration
The Triad, Suite 200
2200 Renaissance Boulevard
Gulph Mills, PA  19406

Mr. Adam R. Vogelsong             Account Manager, Corporate, Financial Services
Wilmington Trust Company          Department, Wilmington Trust Company;
1105 North Market Street          Director and Assistant Treasurer of HCI
Suite 1300
Wilmington, DE  19899

Mr. Gregory Gaglione              Associate General Counsel and Assistant
Henkel Corporation                Secretary of Henkel Corporation; Assistant
The Triad, Suite 200              Secretary of HCI
2200 Renaissance Boulevard
Gulph Mills, PA  19406

                      Officers and Directors of Henkel KGaA


         The following table sets forth the name, business address (except as noted), position with KGaA and present principal occupation of each director, executive officer and controlling person of KGaA. Each individual listed below is a citizen of Germany, except Mr. Linder and Dr. Morwind, who are citizens of the Republic of Austria, and Mr. Vuursteen, who is a citizen of The Netherlands.

Name and Address                          Present Principal Occupation or Employment
----------------                          ------------------------------------------

Supervisory Board:

Mr. Albrecht Woeste                       Private Investor, Chairman of the Supervisory Board and
Henkelstra(beta)e 67                      Chairman of the Shareholders' Committee of KGaA
40589 Dusseldorf
Germany

Mr. Winfried Zander                       Chairman of the Works Council of KGaA and
Henkelstra(beta)e 67                      Vice Chairman of the Supervisory Board
40589 Dusseldorf
Germany

Dr. Simone Bagel-Trah                     Private Investor
Beethovenstra(beta)e 62
53115 Bonn
Germany

Mr. Hans Dietrichs                        Chairman of the Works Council of Henkel
Ziegeleistra(beta)e 56                    Genthin GmbH
39307 Genthin
Germany

Mr. Benedikt-Joachim Freiherr von Herman  Forester
Obere Dorfstra(beta)e 1
88489 Wain
Germany

Mr. Bernd Hinz                            Vice Chairman of the Works Council of KGaA
Rheinstra(beta)e 48
51371 Leverkusen
Germany

Prof. Dr. Dr. h.c. Heribert Meffert       Professor at the University of Munster and former
Potstiege 56                              Director of the Institute for Marketing, Chairman of
48161 Munster                             the Executive Board of the Bertelsmann Foundation,
Germany                                   Munster

Prof. Dr. Dr. h.c. Heinz Riesenhuber      Member of Parliament, Former Federal Minister for
Bundesforschungsminister a.D.             Research and Technology
Deutscher Bundestag
Platz der Republik 1
11011 Berlin
Germany

Mr. Heinrich Thorbecke                    Private Banker
Wolfgangweg 17
CH-9014 St. Gallen
Switzerland

Mr. Michael Vassiliadis                   Executive Secretary of IG Bergbau, Chemie, Energie
Konigsworther Platz 6                     (German Mining, Chemicals and Energy Trade Union)
30167 Hannover
Germany

Mr. Bernhard Walter                       Former Speaker of the Board of Managing Directors of
c/o Dresdner Bank AG                      Dresdner Bank AG
60301 Frankfurt
Germany

Mr. Jurgen Walter                         Member of the Executive Committee of IG
Bergbau, c/o IG Bergbau, Chemie, Energie  Chemie, Energie (German Mining, Chemicals and Energy
Konigsworther Platz 6                     Trade Union)
30167 Hannover
Germany

Mrs. Brigitte Weber                       Member of the Works Council of KGaA
Pestalozzistra(beta)e 12
40764 Langenfeld
Germany

Dr. Anneliese Wilsch-Irrgang              Chemist, Representative of the Senior Staff of KGaA
Flotowstra(beta)e 2a
40593 Dusseldorf
Germany

Mr. Rolf Zimmermann                       Member of the Works Council of KGaA
Halbuschstra(beta)e 122
40591 Dusseldorf
Germany

Mr. Werner Wenning                        Chairman of the Board of Management of Bayer AG
c/o Bayer AG
51368 Leverkusen

Board of Management:

Prof. Dr. Ulrich Lehner                   President and Chief Executive Officer of KGaA
Henkelstra(beta)e 67
40589 Dusseldorf
Germany

Dr. Jochen Krautter                       Executive Vice President-Technologies of KGaA
Henkelstra(beta)e 67
40589 Dusseldorf
Germany

Mr. Alois Linder                          Executive Vice President-Consumer and Craftsmen
Henkelstra(beta)e 67                      Adhesives of KGaA
40589 Dusseldorf
Germany

Dr. Klaus Morwind                         Executive Vice President-Laundry & Home Care of KGaA
Henkelstra(beta)e 67
40589 Dusseldorf
Germany

Prof. Dr. Uwe Specht                      Executive Vice President- Cosmetics/Toiletries
Henkelstra(beta)e 67                      of KGaA
40589 Dusseldorf
Germany

Dr. Lothar Steinebach                     Executive Vice President-Finance of KGaA
Henkelstra(beta)e 67
40589 Dusseldorf
Germany

Mr. Knut Weinke                           Executive Vice President-Human Resources/Logistics
Henkelstra(beta)e 67                      of KGaA
40589 Dusseldorf
Germany

Shareholders' Committee:

Mr. Albrecht Woeste                       Private Investor, Chairman of the Supervisory
Henkelstra(beta)e 67                      Board and Chairman of the Shareholders'
40589 Dusseldorf                          Committee of KGaA
Germany

Christoph Henkel                          Private Investor; Vice Chairman of the Shareholders'
Henkelstra(beta)e 67                      Committee of KGaA
40589 Dusseldorf
Germany

Dr. Jurgen Manchot                        Private Investor; Vice Chairman of the Shareholders'
Henkelstra(beta)e 67                      Committee of KGaA
40589 Dusseldorf
Germany

Dr. Paul Achleitner                       Member of the Board of Allianz AG
Konigsstra(beta)e 28
80802 Munchen
Germany

Mr. Stefan Hamelmann                      Private Investor
Hebbelstra(beta)e 13
40237 Dusseldorf
Germany

Dr. h.c. Ulrich Hartmann                  Chairman of Management Board of E.ON
Bennigsenplatz 1                          AG
40474 Dusseldorf
Germany

Mr. Burkhard Schmidt                      Managing Director of Jahr Vermogensverwaltung GmbH &
Stubbenhuk 7                              Co KG
20459 Hamburg
Germany

Karel Vuursteen                           Former Chairman of the Board of Management of Heineken
Dijsselhofplantsoen 10                    Holding N.V.
NL-1077 BL Amsterdam
The Netherlands

Dr. Hans-Dietrich Winkhaus                Former President and Chief Executive
Henkelstra(beta)e 67                      Officer of KGaA
40589 Dusseldorf
Germany

Konstantin von Unger                      Founding Partner, Blue Corporate Finance, London
45 Holland Park
London W11 3RP
Great Britain

                                  Exhibit Index

Exhibit 1 1974 Agreement between Henkel and Clorox (previously filed as an Exhibit to Amendment No. 10 to the Schedule 13D)

Exhibit 2 1978 Agreement between Henkel and Clorox (previously filed as an Exhibit to Amendment No. 10 to the Schedule 13D)

Exhibit 3 1981 Agreement between Henkel and Clorox (previously filed as an Exhibit to Amendment No. 10 to the Schedule 13D)

Exhibit 4 Letter of Intent between Henkel and Clorox (previously filed as an Exhibit to Amendment No. 10 to the Schedule 13D)

Exhibit 5 Purchase Agreement between Henkel and Clorox (previously filed as an Exhibit to Amendment No. 11 to the Schedule 13D)

Exhibit 6 Purchases of shares of Common Stock from September 24, 1981 through March 30, 1984 (previously filed as an Exhibit to Amendment No. 12 to the Schedule 13D)

Exhibit 7 1986 Agreement between Henkel and Clorox (previously filed as an Exhibit to Amendment No. 13 to the Schedule 13D)

Exhibit 8 1987 Agreement between Henkel and Clorox (previously filed as an Exhibit to Amendment No. 14 to the Schedule 13D)

Exhibit 9 Purchases of shares of Common Stock from April 1, 1984 through March 15, 1988 (previously filed as an Exhibit to Amendment No. 15 to the Schedule 13D)

Exhibit 10 Purchases of shares of Common Stock from March 16, 1988 through June 15, 1988 (previously filed as an Exhibit to Amendment No. 16 to the Schedule 13D)

Exhibit 11 Purchases of shares of Common Stock from June 16, 1988 through August 1, 1988 (previously filed as an Exhibit to Amendment No. 17 to the Schedule 13D)

Exhibit 12 Purchases of shares of Common Stock from August 2, 1988 through October 30, 1990 (previously filed as an Exhibit to Amendment No. 18 to the Schedule 13D)

Exhibit 13 Share Repurchase Agreement between HCI and Clorox dated July 16, 2003(2)

--------------
(2) Portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed with the Securities and Exchange Commission under 17 C.F.R. 200.80(b).